Exhibit 99.1

Affimed N.V.

Unaudited consolidated interim statements of comprehensive loss

(in € thousand)

		For the three months ended		For the six months ended
		June 30		June 30
	Note	2023	2022	2023	2022
Revenue	3	1,390	7,301	5,900	15,307

Other income – net		717	240	1,127	524
Research and development expenses		(25,273)	(20,829)	(54,804)	(39,208)
General and administrative expenses		(6,276)	(8,374)	(13,126)	(15,419)

Operating loss	4	(29,442)	(21,662)	(60,903)	(38,796)

Finance income / (costs) – net	5	47	2,253	(472)	2,724

Loss before tax		(29,395)	(19,409)	(61,375)	(36,072)

Income taxes		0	0	(3)	(2)

Loss for the period		(29,395)	(19,409)	(61,378)	(36,074)

Other comprehensive loss
Items that will not be reclassified to profit or loss
Equity investments at fair value OCI – net change in fair value	6	0	(599)	0	(6,773)

Other comprehensive loss		0	(599)	0	(6,773)

Total comprehensive loss		(29,395)	(20,008)	(61,378)	(42,847)

Basic and diluted loss per share in € per share (undiluted = diluted)		(0.20)	(0.13)	(0.41)	(0.27)
Weighted number of common shares outstanding		149,339,335	147,326,291	149,339,335	135,385,254

The Notes are an integral part of these condensed consolidated interim financial statements.

Affimed N.V.

Consolidated interim statements of financial position

(in € thousand)

		June 30,	December 31,
	Note	2023	2022
		(unaudited)
ASSETS
Non-current assets
Intangible assets		46	58
Leasehold improvements and equipment		3,518	3,823
Right-of-use assets		311	561
		3,875	4,442
Current assets

Cash and cash equivalents		120,056	190,286
Trade and other receivables	7	2,154	2,697
Inventories		694	628
Other assets and prepaid expenses	8	7,932	2,459
		130,836	196,070

TOTAL ASSETS		134,711	200,512

EQUITY AND LIABILITIES
Equity
Issued capital		1,493	1,493
Capital reserves		590,232	582,843
Fair value reserves		(1,231)	(1,231)
Accumulated deficit		(491,568)	(430,190)
Total equity	9	98,926	152,915

Non current liabilities

Borrowings	11	9,000	11,687
Contract liabilities	3	774	1,083
Lease liabilities		123	176
Total non-current liabilities		9,897	12,946

Current liabilities

Trade and other payables		15,810	19,077
Borrowings	11	5,923	5,930
Lease liabilities		200	396
Contract liabilities	3	3,955	9,248
Total current liabilities		25,888	34,651

TOTAL EQUITY AND LIABILITIES		134,711	200,512

The Notes are an integral part of these condensed consolidated interim financial statements.

Affimed N.V.

Unaudited consolidated interim statements of cash flows

(in € thousand)

		For the six months ended
		June 30
	Note	2023	2022
Cash flow from operating activities
Loss for the period		(61,378)	(36,074)
Adjustments for the period:
- Income taxes		3	2
- Depreciation and amortization		577	703
- Share-based payments	10	7,389	9,872
- Finance income / (costs) – net	5	472	(2,724)
		(52,937)	(28,221)
Change in trade and other receivables		543	(715)
Change in inventories		(66)	(150)
Change in other assets and prepaid expenses		(5,473)	(3,873)
Change in trade, other payables, provisions and contract liabilities		(8,867)	(21,372)
		(66,800)	(54,331)
Interest received		924	82
Paid interest		(695)	(653)
Paid income tax		(3)	(2)
Net cash used in operating activities		(66,574)	(54,904)

Cash flow from investing activities
Purchase of leasehold improvements and equipment		(11)	(194)
Cash received from the sale of financial assets		0	1,518
Net cash used for investing activities		(11)	1,324

Cash flow from financing activities
Proceeds from issue of common shares, including exercise of share-based payment awards		0	95,907
Transaction costs related to issue of common shares		0	(5,894)
Repayment of lease liabilities		(249)	(352)
Repayment of borrowings	11	(2,965)	(47)
Net cash used for financing activities		(3,214)	89,614

Exchange rate related changes of cash and cash equivalents		(431)	3,568
Net changes to cash and cash equivalents		(69,799)	36,034
Cash and cash equivalents at the beginning of the period		190,286	197,630
Cash and cash equivalents at the end of the period		120,056	237,232

The Notes are an integral part of these condensed consolidated interim financial statements.

Affimed N.V.

Unaudited consolidated interim statements of changes in equity

(in € thousand)

		Issued	Capital	Fair Value	Accumulated	Total
	Note	capital	reserves	reserves	deficit	equity
Balance as of January 1, 2022		1,234	474,087	(5,973)	(333,397)	135,951
Issue of common shares		259	89,484			89,743
Exercise of share-based payment awards			101			101
Equity-settled share-based payment awards			9,872			9,872
Transfer of cumulative loss on sale of financial assets				2,819	(2,819)	0
Loss for the period					(36,074)	(36,074)
Other comprehensive loss				(6,773)		(6,773)

Balance as of June 30, 2022		1,493	573,544	(9,927)	(372,290)	192,820

Balance as of January 1, 2023		1,493	582,843	(1,231)	(430,190)	152,915
Equity-settled share-based payment awards	10		7,389			7,389
Loss for the period					(61,378)	(61,378)
Balance as of June 30, 2023		1,493	590,232	(1,231)	(491,568)	98,926

The Notes are an integral part of these condensed consolidated interim financial statements.

1.     Reporting entity

Affimed N.V. is a Dutch company with limited liability (naamloze vennootschap) and has its corporate seat in Amsterdam, the Netherlands, registered with the trade register of the Chamber of Commerce (handelsregister van de Kamer van Koophandel) under number 60673389.

The condensed consolidated interim financial statements are comprised of Affimed N.V. and its controlled (and wholly owned) subsidiaries Affimed GmbH, Heidelberg, Germany, AbCheck s.r.o., Plzen, Czech Republic, and Affimed Inc., Delaware, USA (collectively “Affimed”, the “Company” or the “Group”).

Affimed is a clinical-stage biopharmaceutical company focused on discovering and developing highly targeted cancer immunotherapies. The Group’s product candidates are developed in the field of immuno-oncology, which represents an innovative approach to cancer treatment that seeks to harness the body’s own immune defenses to fight tumor cells. Affimed has its own research and development programs, strategic collaborations and service contracts, where the Group is performing research services for third parties.

2.     Basis of preparation and changes to Group’s accounting policies

Statement of compliance

The condensed consolidated interim financial statements (referred to as the “interim financial statements”) as of June 30, 2023 and December 31, 2022 and for the three and six months ended June 30, 2023 and 2022 have been prepared in accordance with IAS 34 Interim Financial Reporting. The interim financial statements do not include all the information and disclosures required in the consolidated annual financial statements and should be read in conjunction with Affimed N.V.’s annual consolidated financial statements as of December 31, 2022.

The interim financial statements were authorized for issuance by the Company’s Management Board on August 10, 2023.

Loss per share

Loss per common share is calculated by dividing the loss for the period by the weighted average number of common shares outstanding during the period.

As of June 30, 2023, the Group has granted 25,885,194 options and warrants in connection with share-based payment programs (see note 10) and a loan agreement, which could potentially have a dilutive effect but were excluded from the diluted weighted average number of ordinary shares calculation because their effect would have been anti-dilutive due to the net loss generated by the Group.

Critical judgments and accounting estimates

The preparation of the interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these interim financial statements, the critical judgments made by management in applying the Group’s accounting policies were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2022.

Functional and presentation currency

These interim financial statements are presented in euro. The functional currency of the Group’s subsidiaries is also the euro. All financial information presented in euro has been rounded to the nearest thousand (abbreviated €) or million (abbreviated € million).

Significant accounting policies

The accounting policies applied by the Group in these interim financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2022.

New standards and amendments to standards

The following forthcoming standards and amendments to standards have not been applied  in preparing these interim financial statements.

Standard/interpretation	Effective Date[1]

Amendments to IAS 1 Presentation of Financial Statements:
Classification of Liabilities as Current or Non-current	January 1, 2024
Amendments to IAS 1 Presentation of Financial Statements:
Non-current Liabilities with Covenants	January 1, 2024
Amendments to IFRS 16 Leases:
Lease Liability in a Sale and Leaseback	January 1, 2024
Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments:
Disclosures: Supplier Finance Arrangements	January 1, 2024

The amended standards are not expected to have a significant effect on the interim financial statements of the Group.

Fair Value Measurement

All assets and liabilities for which fair value is recognized in the interim financial statements are classified in accordance with the following fair value hierarchy, based on the lowest level input parameter that is significant on the whole for fair value measurement:

●	Level 1 – Prices for identical assets or liabilities quoted in active markets (non-adjusted);
●	Level 2 – Measurement procedures, in which the lowest level input parameter significant on the whole for fair value measurement is directly or indirectly observable for on the market; and
●	Level 3 – Measurement procedures, in which the lowest level input parameter significant on the whole for fair value measurement is not directly or indirectly observable for on the market.

The carrying amount of all trade and other receivables, other assets and prepaid expenses, cash and cash equivalents, trade and other payables and loans is a reasonable approximation of the fair value and, therefore, information about the fair values of those financial instruments has not been disclosed. The measurement of the fair value of preferred and common shares in other companies held by the group is based on level 1 and 3 inputs (see note 5). The Group recognizes transfers between levels of the fair value hierarchy as the date at which the change has occurred.

1 Shall apply for periods beginning on or after the date shown in the effective date column.

3.     Revenue

Collaboration with Genentech Inc.

In August 2018, Affimed entered into a strategic collaboration agreement with Genentech Inc. (Genentech), headquartered in South San Francisco, USA. Under the terms of the agreement, Affimed is providing services related to the development of novel NK cell engager-based immunotherapeutics to treat multiple cancers. The Genentech agreement became effective at the beginning of October 2018. Under the terms of the agreement, Affimed received $96.0 million (€83.2 million) in initial upfront and committed funding on October 31, 2018.

The Group recognized €0.2 million and €0.3 million as revenue during the three and six months ended June 30, 2023 (2022: €3.3 million and €7.3 million). As of the end of 2022, Affimed had completed work on and/or handed over all product candidates for further investigation by Genentech. The remaining revenue recognized during the six months ended June 30, 2023 relates to a platform license. As of June 30, 2023, the Group held contract liabilities of €1.4 million (December 31, 2022: €1.7 million), which will be recognized as revenue in subsequent periods.

Under the terms of the agreement, Affimed is eligible to receive up to an additional $5.0 billion over time, including payments upon achievement of specified development, regulatory and commercial milestones. Affimed is also eligible to receive royalties on any potential sales.

Collaboration with Roivant Sciences Ltd.

On November 9, 2020, Affimed and Affivant Sciences GmbH (formerly Pharmavant 6 GmbH), a subsidiary of Roivant Sciences Ltd. (Roivant), announced a strategic collaboration agreement which grants Roivant a license to the preclinical molecule AFM32. Under the terms of the agreement, Affimed received $60 million in upfront consideration, comprised of $40 million in cash and pre-funded research and development funding, and $20 million of common shares in Roivant. The Group is eligible to receive up to an additional $2 billion in milestone payments upon achievement of specified development, regulatory and commercial milestones, as well as tiered royalties on net sales.

The Group recognized €1.1 million and €5.4 million as revenue during the three and six months ended June 30, 2023 (2022: €4.0 million and €7.9 million). As of June 30, 2023, the Group held contract liabilities of €3.3 million (December 31, 2022: €8.6 million), which will be recognized as revenue in subsequent periods as services are provided.

Contract balances

The following table provides information about receivables and contract liabilities from contracts with customers.

	June 30, 2023	December 31, 2022

Receivables	10	0
Contract liabilities	4,729	10,331

An amount of  €1.2 million and €5.7 million included in contract liabilities at the beginning of the period has been recognized as revenue during the three and six months ended June 30, 2023.

The remaining performance obligations as of June 30, 2023 are approximately €4.7 million and are expected to be largely recognized as revenue over the next 12 months (€4.0 million), with a smaller portion being realized thereafter (€0.8 million).

Disaggregation of revenue

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Geographic information
Revenue:
Germany	0	14	0	151
USA	1,390	7,287	5,900	15,156
	1,390	7,301	5,900	15,307

Major service lines:
Collaboration revenue	1,215	7,284	5,671	15,153
Service revenue	175	17	229	154
	1,390	7,301	5,900	15,307

Timing on revenue recognition:
Point in time	0	0	0	0
Over time	1,390	7,301	5,900	15,307
	1,390	7,301	5,900	15,307

4.      Operating loss

In April 2023, Affimed conducted a reorganization of its operations to focus on the Group’s three clinical stage development programs. As a result of the reorganization, the Group incurred a one-time expenditure for termination payments of €1.1 million during the three and six months ended June 30, 2023. Certain of these termination payments have already been settled and the balance will be settled in the second half of 2023. However, all of these termination payments have already been accrued for in calculating operating loss for the three and six months ended June 30,2023.

5.     Finance income and finance costs

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Interest SVB Loan Agreement	(470)	(381)	(947)	(759)
Foreign exchange differences	121	2,653	(431)	3,568
Other finance income/finance costs - net	396	(19)	906	(85)
	47	2,253	(472)	2,724

6.     Long- term financial assets

The Group holds preferred shares in Amphivena, which are currently recognized at their fair value of nil. The impairment of the asset was recognized in 2021 based on the decision made by the board of Amphivena to wind down the company. Based on current information, we continue to estimate that the fair value remains at nil (December 31, 2022: nil).

7.     Trade and other receivables

The trade receivables as of June 30, 2023 were €10 (December 31, 2022: €0). These trade receivables are all due in the short-term, do not bear interest and are not impaired. Other receivables are all due within the short-term and mainly comprise value-added tax receivables of €0.9 million (December 31, 2022: €1.5 million).

8.     Other assets and prepaid expenses

The other assets and prepaid expenses as of June 30, 2023 of €7.9 million (December 31, 2022: €2.5 million) are short-term in nature, do not bear interest and are not impaired. The other assets and prepaid expenses mainly comprise a prepayment of €3.2 million for clinical trial management services and €0.7 million for reservation for toxicity study capacity (December 31, 2022: €1.1 million for the reservation of manufacturing capacity), a directors and officers’ liability insurance premium of €1.2 million (December 31, 2022: €0 million) and €1.5 million (December 31, 2022: €0.5 million) prepayment for assets secured for new premises.

9.     Equity

As of June 30, 2023, the share capital of €1,493 (December 31, 2022: €1,493) is comprised of 149,339,335 (December 31, 2022: 149,339,335) common shares with a par value of €0.01 per share.

On April 18, 2022, the Company closed its public offering of 25,875,000 common shares (including over-allotment shares) at the public offering price of $4.00 per share, generating net proceeds of €89.8 million ($97.1 million), after deducting €6.0 million ($6.5 million) in underwriting commissions and other offering expenses.

10.     Share-based payments

In 2014, an equity-settled share-based payment program was established by Affimed N.V. (ESOP 2014).  Under this program, the Company granted awards to certain members of the Management Board, certain members of the Company’s Supervisory Board, non-employee consultants and employees.

Share-based payments with service conditions

The majority of the awards vest in instalments over three years and can be exercised up to 10 years after the grant date. The Group granted 384,000 and 8,052,750 awards for the three and six months ended June 30, 2023 to employees, members of the Management Board and members of the Supervisory Board. Fair value of the awards at grant date in the three and six months ended June 30, 2023 amounts to €0.2 million ($0.2 million) and €5.9 million ($6.3 million). 217,725 and 368,540 ESOP 2014 awards were cancelled or forfeited due to termination of employment during the three and six months ended June 30, 2023 (June 30, 2022: 13,926 and 99,591). During the three and six months ended June 30, 2023, no options were exercised (June 30, 2022: 18,994 and 43,440 options at a weighted average share price of $2.26 and $2.52).

As of June 30, 2023, 22,953,944 ESOP 2014 options were outstanding (December 31, 2022: 15,269,734), and 11,169,133 awards had vested (December 31, 2022: 8,510,863). The options outstanding as of June 30, 2023 had an exercise price in the range of $0.60 to $13.47 and a weighted average remaining contractual life of 7.7 years (December 31, 2022: 7.4 years) and a weighted average exercise price of $3.55 (December 31, 2022: $4.91).

Share-based payments with market condition

During 2022, the Company issued 2,825,000 options (1,325,000 awards in the first quarter and 1,500,000 awards in the second quarter of 2022), with market-based performance conditions to members of the Management Board and employees. Each grant consists of three tranches, whereby one-third of the total grant will vest when the volume-weighted average share price over the preceding thirty trading days reaches $12.00, $15.00, and $18.00, respectively. Except with respect to a change of control, these options shall not vest before the first anniversary of the grant date. As of June 30, 2023, no options were cancelled, forfeited or exercised.

Fair value at grant date of the awards granted in the three and six months ended June 30, 2022 amounts to €1.4 million ($1.8 million) and €2.9 million ($3.2 million). The contractual lifetime of the options is two years. Any unvested awards on the date that is two years following the grant date will lapse.

Share-based payment expense

In the three and six months ended June 30, 2023, compensation expense of €3,231 (including an accelerated expense due to the reduction of the Company’s headcount in the course of the reorganization) and €7,389 was recognized affecting research and development expenses (€1,709 and €4,022) and general and administrative expenses (€1,523 and €3,368). In the three and six months ended June 30, 2022, compensation expense of €5,625 and €9,872 was recognized affecting research and development expenses (€2,889 and €5,194) and general and administrative expenses (€2,736 and €4,678).

Fair value measurement

The fair value of options with service conditions granted in the six months ended June 30, 2023 and 2022, respectively, was determined using the Black-Scholes-Merton valuation model. The significant inputs into the valuation model are as follows (weighted average):

	June 30, 2023	June 30, 2022
Fair value at grant date	$0.79	$3.30
Share price at grant date	$1.05	$4.45
Exercise price	$1.05	$4.45
Expected volatility	90%	90%
Expected life	5.86	5.87
Expected dividends	0.00	0.00
Risk-free interest rate	3.95%	2.22%

The fair value of options with market conditions granted in the six months ended June 30, 2022, was determined using a Monte Carlo simulation. The significant inputs into the valuation model are as follows (weighted average):

June 30, 2022
Fair value at grant date	$1.13
Share price at grant date	$4.58
Exercise price	$4.58
Expected volatility	70%
Expected life	2.00
Expected dividends	0.00
Risk-free interest rate	2.41%

Expected volatility is estimated based on the observed daily share price returns of Affimed measured over a historic period equal to the expected life of the awards.

The risk-free interest rates are based on the yield to maturity of U.S. Treasury strips (as best available indication for risk-free rates), for a term equal to the expected life, as measured as of the grant date.

11.     Borrowings

Silicon Valley Bank

In January 2021, the Group entered into a new loan agreement with Silicon Valley Bank German Branch (now: Silicon Valley Bridge Bank N.A. Germany Branch) or “SVB” which provides Affimed with up to €25 million in term loans in three tranches: €10 million available at closing, an additional €7.5 million upon the achievement of certain conditions, including milestones related to Affimed’s pipeline and market capitalization, and a third tranche of €7.5 million upon the achievement of certain additional conditions related to Affimed’s pipeline and liquidity. The first tranche of €10 million was drawn in February 2021 and the second tranche of €7.5 million in December 2021. Pursuant to the terms of the agreement, the loan bears interest at the greater of the European Central Bank Base Rate and 0%, plus 5.5%. Affimed was entitled to make interest only payments through December 1, 2022. The loan will mature at the end of November 2025. As of June 30, 2023, the fair value of the liability did not differ significantly from its carrying amount.

The loan is secured by a pledge of 100% of the Group’s ownership interest in Affimed GmbH, all intercompany claims owed to Affimed N.V. by its subsidiaries, and collateral agreements for all bank accounts, inventory, trade receivables and other receivables of Affimed N.V. and Affimed GmbH recognized in the interim financial statements.

In July 2023, Bootstrap Europe announced the acquisition of SVB. The loan agreement is expected to be transferred to Bootstrap Europe with no change in the terms of the loan agreement.

UniCredit Leasing CZ

In April 2019, the Group entered into a loan agreement with UniCredit Leasing CZ for €562. After an initial instalment of €127 in the second quarter of 2019, repayment is effected in monthly instalments of €8 until May 2024. As of June 30, 2023, an amount of €89 (December 31, 2022: €136) was outstanding, of which  €89 was classified as current liabilities (December 31, 2022: €96). As of June 30, 2023, the fair value of the liability did not differ significantly from its carrying amount.

12.     Related parties

The supervisory board directors of Affimed N.V. received compensation in the amounts of €114 and €238 (€107 and €216) for their services on the Supervisory Board in the three and six months ended June 30, 2023 (2022). Members of the Management Board received compensation in the amounts of €972 and €1,916 (€936 and €1,829) for their services on the Management Board in the three and six months ended June 30, 2023 (2022).

The Company recognized share-based payment expenses of €83 and €195 (€719 and €998) for supervisory directors and €1,317 and €2,954 (€1,816 and €3,389) for managing directors in the three and six months ended June 30, 2023 (2022).

The following table provides the total amounts of outstanding balances for supervisory board compensation and expense reimbursement related to key management personnel:

	Outstanding balances
	June 30,	December 31,
	2023	2022
Adi Hoess	-	1
Wolfgang Fischer	-	2
Arndt Schottelius	-	3
Thomas Hecht	20	21
Mathieu Simon	9	10
Ulrich Grau	22	26
Bernhard Ehmer	12	17
Harry Welten	9	8
Annalisa Jenkins	11	11
Uta Kemmerich-Keil	17	18
Constanze Ulmer-Eilfort	5	-